UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Zenvia Inc. Unaudited Interim condensed consolidated financial statements as of September 30, 2024

Zenvia Inc.

Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income for the three and nine-months periods ended September 30, 2024 and 2023

(In thousands of Reais)

Assets	Note	September 30, 2024	December 31, 2023
Current assets
Cash and cash equivalents	5	102,662	63,742
Trade and other receivables	7	195,882	148,784
Recoverable assets	8	29,585	28,058
Prepayments		5,755	5,571
Other assets		8,717	4,176
Total current assets		342,601	250,331
Non-current assets
Restricted cash	6	6,072	6,403
Prepayments		561	1,109
Other Assets		10	10
Judicial Deposit	14	24,396	-
Deferred tax assets	20	129,400	91,971
Property, plant and equipment	9	19,685	14,413
Intangible assets	10	1,323,744	1,347,327
Total non-current assets		1,503,868	1,461,233
Total assets		1,846,469	1,711,564

1

Liabilities	Note	September 30, 2024	December 31, 2023
Current liabilities
Trade and other payables	11	437,435	353,998
Loans, borrowings and debentures	12	69,855	36,191
Liabilities from acquisitions	13	100,994	134,466
Employee benefits		49,081	50,085
Tax liabilities		17,969	18,846
Lease liabilities		1,769	2,056
Deferred revenue		14,325	11,547
Taxes to be paid in installments		70	185
Total current liabilities		691,498	607,374
Non-current liabilities equit
Liabilities from acquisitions	13	179,750	160,237
Loans and borrowings	12	47,072	51,605
Provisions for tax, labor and civil risks	14	-	1,721
Lease liabilities		1,484	752
Employee benefits		1,961	615
Derivative financial instruments	22	38,599	-
Taxes to be paid in installments		276	313
Total non-current liabilities		269,142	215,243
Equity	16
Capital		1,007,522	957,525
Reserves		215,762	247,464
Foreign currency translation reserve		1,446	3,129
Other components of equity		283	283
Accumulated losses		(339,389)	(319,591)
Equity attributable to owners of the Company		885,624	888,810
Non-controlling interests		205	137
Total equity		885,829	888,947
Total equity and liabilities		1,846,469	1,711,564

See the accompanying notes to the interim condensed consolidated financial statements

2

		Three months ended September 30, (Restated)*		Nine months ended September 30, (Restated)*
	Note	2024	2023	2024	2023
Revenue	17	284,449	218,597	728,244	590,563
Cost of services	18	(194,639)	(147,662)	(470,042)	(370,293)
Gross profit		89,810	70,935	258,202	220,270
Operating expenses
Sales and marketing expenses	18	(28,075)	(29,252)	(81,435)	(81,501)
General and administrative expenses	18	(30,602)	(29,696)	(95,165)	(98,491)
Research and development expenses	18	(12,514)	(14,898)	(41,381)	(40,011)
Allowance for expected credit losses	18	(4,559)	(2,654)	(11,454)	(24,631)
Other income and expenses, net	18	3,812	(1,237)	(10,594)	(1,773)
Operating gain (loss)		17,872	(6,802)	18,173	(26,137)
Financial Income (Expenses)
Finance expenses	19	(32,649)	(19,885)	(137,782)	(55,734)
Finance income	19	62,962	8,520	70,434	15,132
Financial Income (Expenses), Net		30,313	(11,365)	(67,348)	(40,602)
Profit (loss) before taxes		48,185	(18,167)	(49,175)	(66,739)
Income Tax and Social Contribution
Deferred income tax and social contribution	20	7,335	7,323	37,429	26,962
Current income tax and social contribution	20	(3,071)	(1,013)	(7,998)	(4,019)
Total Income Tax and Social Contribution		4,264	6,310	29,431	22,943
Profit (loss) of the period		52,449	(11,857)	(19,744)	(43,796)

Loss attributable to:
Owners of the Company		52,621	(11,943)	(19,798)	(44,008)
Non-controlling interests		(172)	86	54	212

Loss per share (expressed in Reais per share)
Basic	21	1.054	(0.302)	(0.396)	(0.001)
Diluted	21	1.054	(0.302)	(0.396)	(0.001)

Other comprehensive income
Cumulative translation adjustments from operations in foreign currency		3,634	(175)	(1,683)	1,350
Derivative financial instruments		-	(986)	-	(986)
Gain from variation of equity interest in subsidiary		-	-	-	(306)
Total comprehensive loss for the period		56,083	(12,664)	(21,427)	(44,066)

Total comprehensive loss attributable to:
Owners of the Company		55,911	(12,746)	(21,481)	(44,278)
Non-controlling interests		(172)	82	54	212

See the accompanying notes to the interim condensed consolidated financial statements.

3

Zenvia Inc.

Unaudited interim condensed consolidated statement of changes in equity

For the nine months period ended September 30, 2024 and 2023

(In thousands of reais)

				Other comprehensive income
	Capital	Capital reserve	Retained earnings (loss)	Foreign currency translation reserve	Other components of equity	Attributable to owners of the Company	Non-controlling interests	Total equity
Balance at January 1, 2023	957,525	244,913	(258,587)	9,485	-	953,336	(96)	953,240
Loss for the period (Restated)*	-	-	(44,008)	-	-	(44,008)	212	(43,796)
Gain from Variation of equity interest in subsidiary	-	-	-	-	(306)	(306)	-	(306)
Cumulative translation adjustments from operations in foreign currency	-	-	-	1,350	-	1,350	-	1,350
Share-based compensation	-	(1,259)	-	-	-	(1,259)	-	(1,259)
Issuance of shares	-	23	-	-	-	23	-	23
Issue of shares related to business combinations	-	185	-	-	-	185	-	185
Balance at September 30, 2023	957,525	243,862	(302,595)	10,835	(306)	909,321	116	909,437

Balance at January 1, 2024	957,525	247,464	(319,591)	3,129	283	888,810	137	888,947
Loss for the period	-	-	(19,798)	-	-	(19,798)	54	(19,744)
Other components of equity	-	-	-	-	-	-	14	14
Cumulative translation adjustments from operations in foreign currency	-	-	-	(1,683)	-	(1,683)	-	(1,683)
Capital increase from private placement investments (Note 16)	49,997	(49,159)	-	-	-	838	-	838
Share-based compensation	-	11,835	-	-	-	11,835	-	11,835
Issuance of shares - profit-sharing program	-	5,622	-	-	-	5,622	-	5,622
Balance at September 30, 2024	1,007,522	215,762	(339,389)	1,446	283	885,624	205	885,829

* See Note 1.b for the discussion relating to the adjustments

See the accompanying notes to the interim condensed consolidated financial statements.

4

Zenvia Inc.

Unaudited interim condensed consolidated statement of cash flows

For the nine months period ended September 30, 2024 and 2023

(In thousands of reais)

For the nine months period ended September, 30
	Note	2024	2023 (Restated)*
Cash flow from operating activities
Loss for the period		(19,744)	(43,796)
Adjustments for:
Income tax and social contribution		(29,431)	(22,943)
Depreciation and amortization	18	69,667	64,536
Allowance for expected credit losses	7	11,454	24,631
Provisions for tax, labor and civil risks	14	(18,898)	3,260
Provision for bonus and profit sharing		27,845	12,145
Share-based compensation		4,088	(1,402)
Provision for earn-out and compensation		-	631
Interest from loans and borrowings	12	14,117	17,652
Interest on leases		458	300
Exchange variation loss (gain)		(1,821)	1,607
Loss on write-off of intangible assets		-	353
Gain (loss) on write-off of property, plant and equipment		168	323
Effect of hyperinflation		3,435	1,531
(Decrease)/ Increase of fair value of derivative financial instruments		(10,559)	837
Changes in assets and liabilities
Trade and other receivables	7	(57,027)	(78,561)
Prepayments		364	1,540
Other assets		(20,944)	(1,935)
Suppliers		79,066	163,706
Derivative financial instruments		-	986
Employee benefits		(14,134)	907
Other liabilities		40,557	22,607
Cash from operating activities		78,661	168,915
Interest paid on loans and leases		(13,304)	(16,490)
Income taxes paid		(3,505)	(4,044)
Net cash flow from operating activities		61,852	148,381
Cash flow from investing activities
Redemption of interest earning bank deposits		-	8,160
Restricted cash	6	331	-
Acquisition of property, plant and equipment	9	(9,520)	(2,488)
Acquisition of Intangible assets	10	(39,204)	(38,742)
Net cash used in investing activities		(48,393)	(33,070)
Cash flow from financing activities
Capital Increase	16	49,997	-
Proceeds from loans and borrowings	12	68,551	-
Payment of debt issuance costs	12	1,333	-
Payment of borrowings	12	(41,893)	(61,663)
Payment of lease liabilities		(1,784)	(1,406)
Payments in installments for acquisition of subsidiaries	13	(50,687)	(35,128)
Net cash from /(used in) financing activities		25,517	(98,197)
Exchange rate change on cash and cash equivalents		(56)	(850)
Net increase in cash and cash equivalents		38,920	16,264
Cash and cash equivalents at January 1		63,742	100,243
Cash and cash equivalents at September 30		102,662	116,507

* See Note 1.b for the discussion relating to the adjustments

See the accompanying notes to the interim condensed consolidated financial statements.

5

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

1.	Operations

Zenvia Inc. (“Zenvia”) was incorporated in November 2020, as a Cayman Islands exempted company with limited liability duly registered with the Registrar of Companies of the Cayman Islands. These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Company”). The Company is involved in implementation of a multi-channel communication of a cloud-based platform that enables organizations to integrate several communication capabilities (including short message service, or SMS, WhatsApp, Voice, WebChat and Facebook Messenger) into their software applications and with a combination of the Group Software as a Service (SaaS) portfolio providing clients with unified end-to-end customer experience SaaS platform to digitally interact with their end-consumers in a personalized way.

As of September 30, 2024, the Company has negative consolidated working capital in the amount of R$324,501 (current assets of R$ 366,997 and current liabilities of R$ 691,498), mainly arising from a reduction in the Company’s cash position as a result of payments made during the years related to business acquisitions, as described in item (b) to (d) below.

Zenvia’s Management focused in 2022 to increase gross profit and to take into place cost-cutting initiatives, such as the review of its corporate structure, which reduced the Company’s current workforce by 9% and is in line with the acceleration of the integration of acquisitions. While these actions were instrumental for the Company to deliver improved cash generation in 2024, management is committed to continue pursuing new operational efficiencies for the next 12 months. On top of the improvement in operations, the Company has announced in February 2024 the conclusion of several renegotiations with its creditors, including banks, debenture holders and holders of other liabilities related to past M&A activity. These renegotiations include an extension of payment terms on bank loans and debentures from up to 18 months to 36 months (final maturity December 2026), extension of liabilities related to past M&As from up to 36 months to up to 60 months (final maturity December 2028) and the possibility of converting certain M&A liabilities into Zenvia´s equity (potential conversion estimated at circa 65% of total M&A liabilities). Additionally, the Company announced in February 2024 that Mr Cassio Bobsin, Zenvia´s Founder and CEO, has injected a total of R$50,000 as new equity in the Company. During Q2 2024, the Company received two new credit lines from local banks in Brazil in the total amount of R$40,000, attesting the improved perception over the Company's credit profile. Management believes that the combination of the above mentioned initiatives and the expected future operating cash flow will be enough to cover for the Company's medium and long term financial obligations. Nevertheless, management will continue to seek to optimize the Company's working capital needs by renegotiating payment terms with suppliers and anticipating future revenues with clients. Considering the Company’s short-term financial contractual obligations and commitments after giving effect to the above-mentioned renegotiations and capital injection, management expects a cash outlay of R$70,306 for the next 12 months mainly for its existing short-term indebtedness as it becomes due, including interest, and payments due from acquisitions. Therefore, the Company believes its working capital and projected cash flows from operations will be sufficient for the Company’s requirements for the next twelve months. In addition to generating cash flow from operations, if necessary, it is probable that management will obtain new sources of financing that will enable the Company to meet its obligations. As a result of these factors, management continues to have a reasonable expectation that the Company will be able to continue operations in the foreseeable future.

6

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

a.	Business combination – Movidesk Ltda. (“Movidesk”)

On February 6, 2024, Zenvia Brazil renegotiated the earnout with Movidesk, with a total balance of R$206,699 as of December 31, 2023. Payment terms have been extended to a total of 60 months, with final due date in December 2028, with Zenvia option to convert R$100.671 of total debt into equity, of which R$50,000 can be converted until December 31, 2025.The remaining balance can be converted once every 6 months, with total amount limited to 6 installments, from January 1, 2026, until the conclusion of the contract period.

b.	Changes accounting policies – effect in consolidated statement of profit or loss, consolidated statement of changes in equity and cash flow

In December 2023, the Company identified that the allowance for expected credit losses and cost with amortization of intangibles was understated. The calculation was reassessed in the annual financial statements and Management has retrospectively revised the first nine months of 2023 for comparison purposes.

The retrospective changes in the comparative periods can be summarized as follows:

7

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

●	Consolidated statement of financial position

			September 30, 2023
	Originally presented	Effects of Change	After changes
Assets
Trade and other receivables	226,572	(16,630)	209,942
Total current assets	391,683	(16,630)	375,053
Deferred tax assets	115,778	3,019	118,797
Intangible assets and goodwill	1,357,685	(913)	1,356,772
Total non-current assets	1,489,937	2,106	1,492,043
Total assets	1,881,620	(14,524)	1,867,096
Shareholders' equity
Accumulated losses	(288,071)	(14,524)	(302,595)
Equity holders of the parent company	923,845	(14,524)	909,321
Total equity	923,938	(14,524)	909,414
Total equity and liabilities	1,881,620	(14,524)	1,867,096

●	Consolidated statement of profit or loss

			September 30, 2023
	Originally presented	Effects of Change	After changes
Cost of services	(369.380)	(913)	(370,293)
Gross profit	221,183	(913)	220,270
Operating expenses
Allowance for expected credit losses	(8,001)	(16,630)	(24,631)
Operating loss	(8,594)	(17,543)	(26,137)
Loss before taxes	(49,196)	(17,543)	(66,739)
Deferred income tax and social contribution	23,943	3,019	26,962
Total Income Tax and Social Contribution	19,924	3,019	22,943
Loss of the period	(29,272)	(14,524)	(43,796)
Loss attributable to:
Owners of the Company	(29,484)	(14,524)	(44,008)
Loss per share (expressed in Reais per share)
Basic	(0.740)	(0,367)	(0.001)
Diluted	(0.740)	(0,367)	(0.001)
Other comprehensive income
Cumulative translation adjustments from operations in foreign currency	(2,549)	3,899	1,350
Total comprehensive income (loss) for the period	(33,113)	(10,625)	(44,066)
Owners of the Company	(33,325)	(10,625)	(44,278)

8

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

●	Changes in equity

September 30, 2023
		Originally presented				Effects of Change					After changes
	Capital reserve	Retained earnings (loss)	Translation reserve	Attributable to owners of the Company	Total equity		Capital reserve	Retained earnings (loss)	Translation reserve	Attributable to owners of the Company	Total equity
Balance at January 1, 2023	244,913	(258,587)	9,485	953,336	953,240	-	244,913	(258,587)	9,485	953,336	953,240
Loss for the period	-	(29,484)	-	(29,484)	(29,272)	(14,524)	-	(44.008)	-	(44,008)	(43,796)
Cumulative translation adjustments from operations in foreign currency	-	-	(2,549)	(2,549)	(2,549)	3,899	-	-	1,350	1,350	1,350
Issuance of shares	1,215	-	-	1,215	1,215	(1,192)	23	-	-	23	23
Share-based compensation	1,633	-	-	1,633	1,633	(2,892)	(1,259)	-	-	(1,259)	(1,259)
Issue of shares related to business combinations	-	-	-	-	-	185	185	-	-	185	185
Balance at September 30, 2023	247,761	(288,071)	6,936	923,845	923,938	(14,524)	243,862	(302,595)	10,835	909,321	909,437

9

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

●	Cash flow
			September 30, 2023
	Originally presented	Effects of Change	After changes
Cash flow from operating activities
Profit (loss) for the period	(29,272)	(14,524)	(43,796)
Income tax and social contribution	(19,924)	(3,019)	(22,943)
Depreciation and amortization	63,623	913	64,536
Share-based compensation	2,497	(3,899)	(1,402)
Allowance for expected credit losses	8,001	16,630	24,631
Increase of fair value of derivative financial instruments	-	837	837
Other assets	(1,934)	(1)	(1,935)
Other liabilities	19,796	2.811	22,607
Cash generated from (used in) operating activities	169,167	(252)	168,915
Exchange rate change on cash and cash equivalents	(1,102)	252	(850)

2.	Company’s subsidiaries

		September 30, 2024		December 31, 2023
	Country	Direct	Indirect	Direct	Indirect
Subsidiaries		%	%	%	%
Zenvia Mobile Serviços Digitais S.A.	Brazil	100	-	100	-
MKMB Soluções Tecnológicas Ltda.	Brazil	-	100	-	100
Total Voice Comunicação S.A. (i)	Brazil	-	-	-	100
Rodati Motors Corporation	USA	-	100	-	100
Zenvia México	Mexico	-	100	-	100
Zenvia Voice Ltda	Brazil	-	100	-	100
One to One Engine Desenvolvimento e	Brazil	-	100	-	100
Licenciamento de Sistemas de Informática S.A.
Sensedata Tecnologia Ltda.	Brazil	-	100	-	100
Rodati Services S.A.	Argentina	-	100	-	100
Movidesk S.A.	Brazil	-	98.04	-	98.04
Rodati Servicios, S.A. de CV	Mexico	-	100	-	100
Rodati Motors Central de Informações de Veículos Automotores Ltda.	Brazil	-	100	-	100

(i) The subsidiary was merged into Zenvia Brazil on July 1, 2024.

10

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)
3.	Preparation basis

These interim condensed consolidated financial statements for the nine months period ended September 30, 2024, have been prepared in accordance with IAS 34, the Company has prepared the financial statements on the basis that the interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as at December 31, 2023.

The issuance of these interim condensed consolidated financial statements was approved by the Executive Board of Directors on September 18, 2024.

a.	Measurement basis

The interim condensed consolidated financial statements were prepared based on historical cost, except for certain financial instruments measured at fair value. See item (d) below for information on the measurement of financial information of subsidiaries located in hyperinflationary economies.

b.	Functional and presentation currency

These interim condensed consolidated financial statements are presented in Brazilian Real (R$), which is the Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

The functional currency of the subsidiary Rodati Motors Corporation is the US Dollar. The indirect subsidiaries of the Company have the following functional currencies: Rodati Motors Central de Informações de Veículos Automotores Ltda. has the local currency, Brazilian Real (BRL), as its functional currency; Rodati Services S.A. has the local currency, Argentine Peso (ARG), as its functional currency; and Rodati Servicios, S.A. de CV. has the local currency, Mexican Pesos (MEX), as its functional currency.

c.	Foreign currency translation

For the consolidated Company subsidiaries in which the functional currency is different from the Brazilian Real, the interim financial statements are translated to Real as of the closing date. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss and presented within finance costs.

11

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

d.	Accounting and reporting in highly hyperinflationary economy

In June 2024, considering that the inflation accumulated in the past five years in Argentina was higher than 100%, the adoption of the accounting and reporting standard in the hyperinflationary economy became mandatory in relation to the subsidiary Rodati Services S.A., located in Argentina.

Non-monetary assets and liabilities, the equity and the statement of profit or loss of subsidiaries that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, applying a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy based on current cost approach are in terms of the current measurement unit at the balance sheet date and translated into Real at the closing exchange rate for the period. The impacts of changes in general purchasing power were reported as finance costs in the statements of profit or loss of the Company.

e.	Use of estimates and judgments

In preparing these interim condensed consolidated financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

(i)	Measurement of fair value

A series of Company’s accounting policies and disclosures requires the measurement of fair value, for financial and non-financial assets and liabilities.

12

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

Evaluation process includes the regular review of significant non-observable data and valuation adjustments. If third-party information, such as brokerage firms’ quotes or pricing services, is used to measure fair value, then the evaluation process analyzes the evidence obtained from the third parties to support the conclusion that such valuations meet the IFRS requirements, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or liability, the Company uses observable data as much as possible. Fair values are classified at different levels according to hierarchy based on information (inputs) used in valuation techniques, as follows:

—	Level 1: Prices quoted (not adjusted) in active markets for identical assets and liabilities.
—	Level 2: Inputs, except for quoted prices, included in Level 1 which are observable for assets or liabilities, directly (prices) or indirectly (derived from prices).
—	Level 3: Inputs, for assets or liabilities, which are not based on observable market data (non-observable inputs).

The Company recognizes transfers between fair value hierarchy levels at the end of the financial statements’ period in which changes occurred.

4.	New standards, amendments, and interpretations of standards

4.1.	New currently effective requirement

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2023, except for the adoption of new standards effective as of January 1st, 2024. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The following amended standards and interpretations did not have a material impact on the Company’s consolidated financial statements:

●    Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7;

●    Amendments to IFRS 16: Lease Liability in a Sale and Leaseback;

13

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

4.2.	Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

• What is meant by a right to defer settlement

• That a right to defer must exist at the end of the reporting period

• That classification is unaffected by the likelihood that an entity will exercise its deferral right

• That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

In addition, a requirement has been introduced whereby an entity must disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

The amendments had no impact on the Group’s interim condensed consolidated financial statements.

5.	Cash and cash equivalents and financial investments

	September 30, 2024	December 31, 2023
Cash and banks	34,177	30,053
Short-term investments maturing in up to 90 days (a)	68,485	33,689
Total cash and cash equivalents	102,662	63,742

(a)	Highly liquid short-term interest earning bank deposits are readily convertible into a known amount of cash and subject to an insignificant risk of change of value. They are substantially represented by interest earning bank deposits at rates varying from 95.0% to 103% of the CDI rate (Interbank Interest Rate in Brazil).

6.	Restricted cash

The amount of R$6,072 invested in Bank Deposit Certificate in September 2024 refers to the contractual guarantee of Votorantim S.A.’s loan. Minimum Guarantee Percentage: 33% of the outstanding balance of the Guaranteed Operation.

14

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)
7.	Trade and other receivables

	September 30, 2024	December 31, 2023
Domestic	240,932	185,099
Abroad	22,205	21,013
	263,137	206,112

Allowance for expected credit losses	(67,255)	(57,328)
Total	195,882	148,784

Changes in allowance for expected credit losses are as follows:

	September 30, 2024	December 31, 2023
Balance at the Beginning period	(57,328)	(10,427)
Additions	(14,067)	(49,247)
Reversal	2,613	-
Foreign exchange variation	1,527	2,623
Write-offs	-	(277)
Balance at the End of the period	(67,255)	(57,328)

The breakdown of accounts receivable from customers by maturity is as follows:

	September 30, 2024	December 31, 2023
Current	206,006	154,846
Overdue (days):
1–30	8,553	16,636
31–60	4,713	6,282
61–90	4,038	2,915
91–120	2,446	2,257
121–150	2,159	2,069
>150	35,222	21,107
Total	263,137	206,112

15

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

8.	Recoverable assets

	September 30, 2024	December 31, 2023
Corporate income tax (IRPJ) (a)	1,112	2,141
Social contribution (CSLL) (a)	568	450
Federal VAT (PIS/COFINS) (b)	17,292	23,147
Federal Social Security Tax on Gross Revenue (CPRB) (c)	7,661	-
Others	2,952	2,320
Total tax assets	29,585	28,058

Current	29,585	28,058
Non-current	-	-

(a)	Income tax and social contribution - the balance is composed by amounts withheld and advances of corporate income tax and social contribution carried out in the previous years.
(b)	As a result of a taxes restructuring in 2021, there was a change in the tax classification in part of services provided, consequently, the Company has started collecting contributions to PIS and COFINS (Federal VAT) on a noncumulative basis under the rates of 1.65% and 7.6%, respectively. On a non-cumulative basis, the Company became eligible to PIS and COFINS tax credits on SMS cost invoices issued by the operator.
(c)	The Company has recognized the favorable rulings from the Federal Regional Court regarding the writ of security, which affirmed the right to calculate the INSS contributions for the period from November 2012 to November 2015 based on gross revenue (CPRB), rather than on payroll.

16

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

9.	Property, plant and equipment

9.1.	Breakdown of balances

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance September 30, 2024
Furniture and fixtures	10	800	(641)	159
Leasehold improvements	10	1,607	(1,384)	223
Data processing equipment	20	31,491	(15,118)	16,373
Right of use – leases	20 to 30	6,187	(3,339)	2,848
Machinery and equipment	10	93	(11)	82
Total		40,178	(20,493)	19,685

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance December 31, 2023
Furniture and fixtures	10	800	(512)	288
Leasehold improvements	10	1,609	(1,262)	347
Data processing equipment	20	22,500	(11,341)	11,159
Right of use – leases	20 to 30	5,129	(2,595)	2,534
Machinery and equipment	10	93	(8)	85
Total		30,131	(15,718)	14,413

17

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

9.2.	Changes in property, plant and equipment

	Average annual depreciation rates %	December 31, 2023	Additions	Disposals	Hyperinflation adjustment	Exchange variations	September 30, 2024
Furniture and fixtures		800	-	-	-	-	800
Leasehold improvements		1,609	-	-	-	-	1,609
Data processing equipment		22,500	9,520	(662)	109	21	31,488
Right of use – leases		5,129	2,986	(1,928)	-	-	6,187
Machinery and equipment		93	-	-	-	-	93
Cost		30,131	12,506	(2,589)	109	21	40,178
Furniture and fixtures	10	(512)	(129)	-	-	-	(641)
Leasehold improvements	10	(1,262)	(122)	-	-	-	(1,384)
Data processing equipment	20	(11,341)	(4,145)	494	(109)	(17)	(15,118)
Right of use – leases	20 to 30	(2,595)	(1,732)	989	-	-	(3,338)
Machinery and equipment	10	(8)	(3)	-	-	-	(11)
(-) Accumulated depreciation		(15,718)	(6,131)	1,483	(109)	(17)	(20,492)
Total		14,413	6,375	(1,107)	-	4	19,685

18

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

	Average annual depreciation rates %	December 31, 2022	Additions	Disposals	Hyperinflation adjustment	Transfers	Exchange variations	December 31, 2023
Furniture and fixtures		724	62	(79)	-	93	-	800
Leasehold improvements		1,607	2	-	-	-	-	1,609
Data processing equipment		26,541	2,940	(6,636)	18	(108)	(255)	22,500
Right of use – leases		5,313	-	(184)	-	-	-	5,129
Machinery and equipment		374	-	(272)	-	(9)	-	93
Other fixed assets		158	-	(306)	-	148	-	-
Cost		34,717	3,004	(7,477)	18	124	(255)	30,131
Furniture and fixtures	10	(358)	(98)	29	-	(85)	-	(512)
Leasehold improvements	10	(1,100)	(163)	1	-	-	-	(1,262)
Data processing equipment	20	(12,548)	(4,902)	5,945	(677)	11	830	(11,341)
Right of use – leases	20 to 30	(709)	(2,007)	121	-	-	-	(2,595)
Machinery and equipment	10	(294)	(8)	237	-	57	-	(8)
Other fixed assets	10 to 20	(118)	-	225	-	(107)	-	-
(-) Accumulated depreciation		(15,127)	(7,178)	6,558	(677)	(124)	830	(15,718)
Total		19,590	(4,174)	(919)	(659)	-	575	14,413

19

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)
10.	Intangible assets

10.1.	Breakdown of balances

	Average annual amortization rates %	Cost	Amortization	Net balance on September 30, 2024
Intangible assets under development		54,049	-	54,049
Software license	20 to 50	34,759	(16,076)	18,683
Database	10	800	(687)	113
Goodwill	-	923,439	-	923,439
Customer portfolio	10	135,848	(120,878)	14,970
Non-compete	20	2,697	(2,560)	137
Brands and patents	-	29	-	29
Platform	20	500,782	(188,458)	312,324
Total		1,652,403	(328,659)	1,323,744

	Average annual amortization rates %	Cost	Amortization	Net balance on December 31, 2023
Intangible assets under development	-	47,124	-	47,124
Software license	20 to 50	32,217	(10,085)	22,132
Database	20 to 50	800	(627)	173
Goodwill	-	923,439	-	923,439
Customer portfolio	10	135,848	(111,186)	24,662
Non-compete	20	2,697	(1,954)	743
Brands and patents	20	29	-	29
Platform	10 to 20	470,235	(141,210)	329,025
Total		1,612,389	(265,062)	1,347,327

20

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

10.2.	Changes in intangible assets

	Average annual amortization rates %	December 31, 2023	Additions	Transfers	Hyperinflation adjustment	Exchange variations	September 30, 2024
Intangible asset in progress		47,124	37,948	(31,025)	(346)	348	54,049
Software license		32,217	1,256	1,265	21	-	34.759
Database		800	-	-	-	-	800
Goodwill		923,439	-	-	-	-	923,439
Customer portfolio		135,848	-	-	-	-	135,848
Non-compete		2,697	-	-	-	-	2,697
Brands and patents		29	-	-	-	-	29
Platform		470,235	-	29,760	787	-	500,782
Cost		1,612,389	39,204	-	462	348	1,652,403
Software license	20 – 50	(10,085)	(5,986)	-	(5)	-	(16,076)
Database	10	(627)	(60)	-	-	-	(687)
Customer portfolio	10	(111,186)	(9,692)	-	-	-	(120,878)
Non-compete	20	(1,954)	(606)	-	-	-	(2,560)
Platform	20	(141,210)	(47,192)	-	(56)	-	(188,458)
(-) Accumulated amortizations		(265,062)	(63,536)	-	(61)	-	(328,659)
Total		1,347,327	(24,332)	-	401	348	1,323,744

21

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

	Average annual amortization rates %	December 31, 2022	Additions	Transfers	Disposals	Hyperinflation adjustment	Exchange variations	December 31, 2023
Intangible asset in progress		41,707	47,253	(40,714)	(5)	522	(1,639)	47,124
Software license		10,112	5,403	18,888	(2,186)	-	-	32,217
Database		800	-	-	-	-	-	800
Goodwill		923,439	-	-	-	-	-	923,439
Customer portfolio		131,448	-	4,400	-	-	-	135,848
Non-compete		2,697	-	-	-	-	-	2,697
Brands and patents		29	-	-	-	-	-	29
Platform		452,814	-	17,421	-	-	-	470,235
Cost		1,563,046	52,656	(5)	(2,191)	522	(1,639)	1,612,389
Software license	20 – 50	(5,135)	(6,465)	139	1,376	-	-	(10,085)
Database	10	(547)	(80)	-	-	-	-	(627)
Customer portfolio	10	(94,967)	(13,652)	(2,567)	-	-	-	(111,186)
Non-compete	20	(1,146)	(808)	-	-	-	-	(1,954)
Platform	10 - 20	(84,019)	(59,624)	2,433	-	-	-	(141,210)
(-) Accumulated amortizations		(185,814)	(80,629)	5	1,376	-	-	(265,062)
Total		1,377,232	(27,973)	-	(815)	522	(1,639)	1,347,327

22

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

The amortization of intangibles includes the amount of R$47,731 for the nine months period ended September 30, 2024 (R$48,135 for the nine-month period ended September 30, 2023) related to amortization of intangible assets acquired in business combinations, of which R$38,092 (R$39,211 for the nine-month period ended September 30, 2023) was recorded in costs of services and R$9,638 (R$8,924 for the nine-month period ended September 30, 2023) in administrative expenses.

The Company performs its annual impairment test in December and when circumstances indicate that the carrying value may be impaired. The Company impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2023. For the period ended September 30, 2024, The Company had no indications of impairment for its intangible assets, therefore an impairment test was not required.

11.	Trade and other payables

	September 30, 2024	December 31, 2023
Domestic suppliers	318,563	243,186
Abroad suppliers	5,413	3,897
Advance from customers	12,723	2,220
Related parties (a)	93,251	89,594
Other accounts payable	7,485	15,101
Total	437,435	353,998

Current	437,435	353,998
Non-current	-	-

(a)	The outstanding balances relate to transactions in the ordinary course of business with the Company’s shareholder Twilio Inc. (note 23).

23

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

12.	Loans, borrowings and debentures

					Changes in cash				Changes not affecting cash
	Interest rate p.a.	Current	Non- current	December 31, 2023	Proceeds	Interest paid	Amortized cost	Payments	Interest incurred	September 30, 2024	Current	Non- current
Working capital	100% CDI + 2.51% to 6.55%	30,148	39,519	69,667	68,551	(10,892)	1,233	(37,261)	12,032	103,330	63,812	39,518
Debentures	18.16%	6,043	12,086	18,129	-	(2,085)	100	(4,632)	2,085	13,597	6,043	7,554
		36,191	51,605	87,796	68,551	(12,977)	1,333	(41,893)	14,117	116,927	69,855	47,072

					Changes in cash				Changes not affecting cash
	Interest rate p.a.	Current	Non- current	December 31, 2022	Proceeds	Interest paid	Payments	Amortized cost	Interest incurred	December 31, 2023	Current	Non- current
Working capital	100% CDI + 2.51% to 6.55% and 8.60%	62,335	63,499	125,834	30,000	(17,533)	(85,239)	(662)	17,267	69,667	30,148	39,519
Debentures	18.16%	27,206	13,794	41,000	-	(4,168)	(22,471)	(400)	4,168	18,129	6,043	12,086
		89,541	77,293	166,834	30,000	(21,701)	(107,710)	(1,062)	21,435	87,796	36,191	51,605

24

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

The portion classified in non-current liabilities has the following payment schedule:

	September 30, 2024	December 31, 2023
2025	13,017	26,856
After 2026	34,055	24,749
Total	47,072	51,605

Working Capital

On September 19, 2024, Zenvia Brazil signed an amendment with BANCO ABC BRASIL S.A. for a Commercial Promissory Notes Loan in the original aggregate amount of R$18,000, establishing an amortization schedule comprised of 15 installments, three-months of grace period and twelve-months installments of principal. In this transaction, we have a swap with CDI high limiter up to 14,8% for the three installments, which serves as a protective mechanism.

On September 19, 2024, Zenvia Brazil repaid a loan ahead of schedule with BANCO ABC BRASIL S.A. for a Commercial Promissory Notes Loan in the original aggregate amount of R$15,000.

Contractual clauses

The Company has financing agreements in the amount of R$73.723 guaranteed by a range of 20% to 50% of accounts receivable given as collateral and the balance of financial investment recorded as current assets, representing three times the amount of the first payment of principal plus interest.

The Company has a financing agreement with Bradesco in the amount of R$11,205 in which the guarantee is the receipt of credits from Bradesco as a client.

The Company, through its subsidiary One to One has entered into a financing agreement for the issuance of debentures guaranteed by: (i) the fiduciary assignment to creditor of receivables equivalent at least, (i) R$4,000 between November 30, 2023 and December 31, 2024; (ii) R$3,000 between January 1, 2025 and December 31, 2025; and (iii) R$2,000 between January 1, 2026 and December 31, 2026, which must go through an escrow account controlled by the creditor and, upon confirmation that the guarantees are in order, are subsequently released to the Company; and (ii) the fiduciary assignment to creditor of 10% of the Company's corporate stock.

On April, 9, 2024, the Company signed an amendment establishing (i) a new guarantee value, which became the aggregate value corresponding to R$6,500 million, (ii) the exclusion of the minimum cash covenant, and (iii) the extension, in one year (until March 31, 2025), of the term for the reduction of liabilities arising from corporate acquisitions in the amount equivalent to R$50 million.

25

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

Covenants

In 2023, The Company has renegotiated new terms to be applied as of the year 2024 for the financial covenants of loans and financing. The most restrictive net debt-to-EBITDA financial covenant to which we are currently subject requires that such ratio does not exceed 2.5x and which is measured at the end of each fiscal year. In addition to these, the Company also has other covenants related to indebtedness level. Furthermore, our working capital agreements contain a cross-default provision that may be triggered by a default under one of our other financing agreements. A cross default provision means that a default on one loan would result in a default of our other loans.

On March 31, 2024, the Company assessed the covenant clauses of its loans and financings with the aim of mitigating non-compliance with the entirety of the restrictive clauses in its annual measurement. As part of the action plan, the Company renegotiated certain covenant clauses with financial institutions to ensure compliance and received the necessary consents from these institutions. The Company does not anticipate short- and medium-term impacts on its operations resulting from possible breaches of restrictive clauses.

As of September 30, 2024, the Company remains in full compliance with all covenants outlined in its loans and financing agreements, with the exception of one covenant related to the liabilities from the acquisition of Movidesk. This specific covenant requires the Company to exercise the option to convert R$50,000 of total debt into equity before March 31, 2025.

The Company requested a waiver for this covenant. Nonetheless, if an agreement is not reached by the end of the fourth quarter of 2024, the Company may be obligated to issue shares equivalent to R$50,000, which would result in the dilution of the equity interest of existing shareholders.

The Company continues to closely monitor its compliance with all other financial obligations under its working capital agreements.

26

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)
13.	Liabilities from acquisitions

Liabilities from business combinations
	September 30, 2024	December 31, 2023
Acquisition of Sirena	-	3,496
Acquisition of D1 (i)	23,951	20,769
Acquisition of SenseData	29,064	41,943
Acquisition of Movidesk (ii)	227,729	228,495
Total liabilities from acquisitions	280,744	294,703

Current	100,994	134,466
Non-current	179,750	160,237

(i) On February 6, 2024, Zenvia Brazil renegotiated the D1 earnout, in the total outstanding amount of R$21,521. Payment terms were extended to a total of 36 months, with a six-month grace period and 30 monthly payments, with final maturity in December 2026.

(ii) On February 6, 2024, Zenvia Brazil renegotiated the earnout with Movidesk, with a total balance of R$206,699 as of December 31, 2023. Payment terms have been extended to a total of 60 months, with final due date in December 2028, with Zenvia option to convert approximately R$100,000 of total debt into equity, subject to certain conversion deadlines agreed between the parties.

For the nine months period ended September 30,
	Sirena	D1	Sensedata	Movidesk
2024	-	2,395	5,813	6,109
2025	-	9,581	23,251	63,017
2026	-	11,975	-	51,253
2027	-	-	-	55,852
2028	-	-	-	51,498
Total	-	23,951	29,064	227,729

14.	Provisions for tax, labor and civil risks

14.1.	Provisions for probable losses

The Company, in the ordinary course of its business, is subject to tax, civil and labor lawsuits. Management, supported by its legal advisors' opinion, assesses the probability of the outcome of the lawsuits in progress and the need to record a provision for risks that are considered sufficient to cover the probable losses.

The table below presents the position of provisions for disputes, probable losses and judicial deposits which refer to lawsuits in progress and social security risk.

27

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

	September 30, 2024	December 31, 2023
Provisions
Service tax (ISSQN) Lawsuit – Company Zenvia (a)	21,252	39,855
Labor provisions and other provisions	1,719	2,352
Total provisions	22,971	42,207
Judicial deposits
Service tax (ISSQN) judicial deposits – Lawsuit Company Zenvia (a)	(42,257)	(39,895)
Labor appeals judicial and other deposits	(5,110)	(591)
Total judicial deposits	(47,367)	(40,486)
Total	(24,396)	1,721
(a)	The amount of the liability related to the provision and judicial deposits for tax risk refers to the lawsuit filed by the City of Porto Alegre about the service tax (ISSQN) against Zenvia Brazil itself. On September 27, a conciliation mediation process related to the legal action regarding the Service Tax (ISSQN) was concluded. Under the terms of the agreement, the Municipality of Porto Alegre will collect 50.29% of the balance from the judicial deposit, while the Company will collect the remaining balance of 49.71%.

14.2.	Contingencies with possible losses

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. On September 30, 2024, the total amount of contingencies classified as possible was R$47,160 (R$75,655 as of December 31, 2023). The most relevant cases are set below:

Taxes: The Company is involved in disputes related to administrative claims in the amount of R$43,506 (R$40,640 as of December 31, 2023) related to a fine imposed by the Brazilian federal tax authority for failure to pay income taxes on capital gain from the acquisition of Kanon Serviços em Tecnologia da Informação Ltda. By Zenvia Mobile from Spring Mobile Solutions Inc. in previous years.

Labor: the labor contingencies assessed as possible losses totaled R$1,779 as of September 30, 2024 (R$2,551 as of December 31, 2023). Labor-related actions essentially consist of issues related to commission differences, variable compensation and salary parity.

Civil: the civil contingencies assessed as possible losses totaled R$1,875 as of September 30, 2024 (R$961 as of December 31, 2023).

28

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

Changes in provisions are as follows:

Provision
Balance at January 1, 2023	39,750
Additions	5,731
Reversals	(1,689)
Payments	(1,585)
Balance at December 31, 2023	42,207
Additions	3,395
Reversals	(22,293)
Payments	(338)
Balance at September 30, 2024	22,971

Changes in judicial deposits are as follows:

Deposits
Balance at January 1, 2023	37,781
Additions	2,705
Balance at December 31, 2023	40,486
Additions	7,081
Payments	(200)
Balance at September 30, 2024	47,367

15.	Long-Term Incentive Programs and Management remuneration

The Company offers to its executives and employees long-term incentive plans (“ILPs”) based on the issuance of restricted Class A common shares (“RSUs”) and cash-based payments equivalent to RSU. The Company recognizes as expense the fair value of RSUs, measured at the grant date, on a straight-line basis during the vesting provided by the respective plan, with a corresponding entry: to shareholders’ equity for plans exercisable in shares; and to liabilities for plans exercisable in cash. The accumulated expense recognized reflects the vesting period and the Company’s best estimate of the number of shares to be delivered. The expense of the plans is recognized in the statement of profit or loss in accordance with the function performed by the beneficiary.

x

The Long-Term Incentive Programs 1 to 4 (“ILP 1 to 4”) have either been finished or have completed their vesting periods and the delivery of shares.

On February 24, 2023, the Executive Board of Directors approved a new Long-Term Incentive Program (“ILP 5”) that will grant a maximum of 2,300,000 RSUs (or cash-based payments equivalent to RSUs) to certain executives and employees of the Company subject to a vesting period of 36 months as of January 1, 2023.

29

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

On January 24, 2024, the Executive Board of Directors approved a new Long-Term Incentive Program (“ILP 6”) that will grant a maximum of 2,300,000 RSUs (or cash-based payments equivalent to RSUs) to certain executives and employees of the Company subject to a vesting period of 36 months as of January 1, 2024.

As of September 30, 2024, the Company had outstanding 4,718,979 “RSUs” that were authorized but not yet issued, related with future vesting conditions. The total compensation cost related to unvested RSUs was R$4,760 (R$2,314 as of December 31, 2023) recorded in the consolidated financial statements. An expense amounting to R$6,354 (R$3,139 for the nine months period ended September 30, 2023) was recorded in the consolidated statements of profit or loss position as relative to the vesting period of the restricted share units.

Date		Quantity
Grant	Vesting	Shares granted	Weighted average grant date fair value (Per share)
08. 09. 2021	12. 22. 2022	45,522	59.11
08. 23. 2021	12. 22. 2022	11,436	84.50
08. 24. 2021	12. 22. 2022	3,833	86.68
05. 05. 2022	05. 09. 2024	240,000	75.72
03. 13. 2023	12. 31. 2025	2,300,000	8.34
02. 06. 2024	12. 31. 2026	2,300,000	7.35
		4,900,791

As of September 30, 2024 the Company has 4,718,979 shares issued (outstanding shares), reserved for the shared based payment plans.

The roll forward of the granted shares for the nine months period ended September 30, 2024, is presented as follows:

Consolidated
Outstanding RSU as of December 31, 2022	295,334
Shares granted	2,300,000
Shares delivered	(144,485)
Outstanding RSU on December 31, 2023	2,450,849
Shares granted	2,300,000
Shares delivered	(31,870)
Outstanding RSU on September 30, 2024	4,718,979

30

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

Key management personnel compensation

Key management personnel compensation comprised the following:

For the nine-months period ended September 30,
	2024	2023
Short-term employee benefits	14,001	10,308
Other long-term benefits	843	653
Termination benefits	-	873
Share-based payments	1,831	1,289
Total	16,675	13,123

16.	Equity

Share Capital

Shareholder’s	Class	September 30, 2024%		December 31, 2023%
Bobsin Corp	B	9,578,220	18.47	9,578,220	22.92
Bobsin Corp	A	9,780,060	18.86	897,635	2.15
Oria Zenvia Co-investment Holdings, LP	B	7,119,930	13.73	7,119,930	17.04
Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia	B	4,329,105	8.35	4,329,105	10.36
Oria Tech I Inovação Fundo de Investimento em Participações	B	2,637,670	5.09	2,637,670	6.31
Twilio Inc.	A	3,846,153	7.42	3,846,153	9.20
Others	A	14,576,560	28.09	13,386,630	32.01
		51,867,698	100	41,795,343	100

On February 6, 2024, the Company issued 8,860,535 Class A common shares to Bobsin Corp due to a private placement investment in the Company, resulting in a capital increase in the amount of US$ 10,101,010.00. Pursuant to the terms of the investment agreement, for a period of 3 years from the closing date of the investment, Bobsin Corp. will be entitled to receive, as a return on its investment, additional cash or an equivalent amount in common shares issued by us, upon the occurrence of certain future liquidity or corporate transaction events (such as the occurrence of an equity follow-on or a transaction resulting in a change of our control). The calculation of such investment returns will be linked to the appreciation of our share price over this period of time, and can lead to a maximum dilution of around 11% in our shareholder base at the time of the liquidity or corporate event, if any.

31

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

The Company recognized the initial amount of R$49,159 in the interim consolidated financial statements as a return on to a private placement investment. The financial expense of fair value derivatives amounted to R$33,211 was recorded in the interim consolidated statements of profit or loss position for the six-month period ended on June 30, 2024. (See Note 22 “d”).

On May 31, 2024, the Company issued 988.970 RSUs whereby eligible employees choose to invest 50% to 100% of their Profit-Sharing Program pay toward the purchase of shares in the Company with a lock-up period of 15 to 18 months.

17.	Segment reporting

17.1.	Basis for segmentation

For management purposes, the Company is organized into business units based on its products and services and has two reportable segments, as follows:

Reportable segments	Operations
SaaS (Software-as-a-Service)

Includes the following solutions:

i.        Zenvia Attraction: Active multi-channel end-customer acquisition campaigns utilizing data intelligence and multi-channel automation.

ii.        Zenvia Conversion: Converting leads into sales using multiple communication channels.

iii.        Zenvia Service: Enabling companies to provide customer service with structured support across multiple channels.

iv.        Zenvia Success: Protect and expand customer revenue through cross-selling and upselling.

v.        Consulting: A Business Intelligence team that provides solutions to customer needs by using SaaS and CPaaS to enhance the end-consumer experience.

CPaaS (Communications Platform as a Service)	Includes services such as SMS, Voice, WhatsApp, Instagram and Webchat, all such applications being orchestrated and automated by chatbots, single customer view, journey designer, documents composer and authentication.

32

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

17.2.	Information about reportable segments

The following table present revenue and cost of services information for the Company operations segments for the nine months period ended September 30, 2024 and 2023, respectively:

For the three months period ended September 30,
	2024			2023
	CPaaS	SaaS	Consolidated	CPaaS	SaaS	Consolidated
Revenue	196,817	87,632	284,449	143,273	75,324	218,597
Cost of services	(144,911)	(49,728)	(194,639)	(105,443)	(42,219)	(147,662)
Gross profit	51,906	37,904	89,810	37,830	33,105	70,935

For the nine months period ended September 30,
	2024			2023
	CPaaS	SaaS	Consolidated	CPaaS	SaaS	Consolidated
Revenue	485,070	243,174	728,244	379,190	211,373	590,563
Cost of services	(324,950)	(145,092)	(470,042)	(254,086)	(116,207)	(370,293)
Gross profit	160,120	98,082	258,202	125,104	95,166	220,270

Operational expenses, finance income, finance expenses, taxes and fair values gains and losses on certain financial assets and liabilities are not allocated to individual segments as these are managed on an overall group basis.

17.3.	Revenue geographic information

The Company’s revenue by geographic region is presented below:

	For the three months period ended September 30		For the nine months period ended September 30
	2024	2023	2024	2023
Primary geographical markets
Brazil	233,901	196,083	598,071	529,750
USA	33,784	11,020	80,198	21,110
Argentina	2,735	2,609	9,438	8,770
Mexico	1,795	3,402	9,748	10,635
Switzerland	2510	46	3,447	141
Colombia	1,110	1,043	3,063	4,131
Peru	930	1,356	4,255	3,477
Chile	517	596	1,728	2,449
Others	7,167	2,442	18,296	10,100
Total	284,449	218,597	728,244	590,563

33

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

18.	Costs and expenses by nature

	For the three months period ended September 30, 2024
	Cost of services	Sales and marketing expenses	General administrative expenses	Research and development expenses	Allowance for credit losses	Other income and expenses, net	Total
Personnel expenses
Salary	(3,298)	(9,719)	(6,832)	(223)	-	-	(20,072)
Benefits	(1,315)	(1,901)	(1,927)	(1,528)	-	-	(6,671)
Compulsory contributions to social security	(901)	(2,784)	(2,849)	(2,861)	-	-	(9,395)
Compensation	(30)	(244)	(58)	(14)	-	-	(346)
Provisions (vacation/13th salary)	(845)	(2,187)	(1,710)	(2,148)	-	-	(6,890)
Provision for bonus and profit sharing	(403)	(1,864)	(3,596)	(1,860)	-	-	(7,723)
Other	-	(268)	140	(25)	-	-	(153)
Total	(6,792)	(18,967)	(16,832)	(8,659)	-	-	(51,250)

Costs with operators/Other costs	(170,032)	-	-	-	-	-	(170,032)
Depreciation and amortization	(17,815)	(423)	(4,023)	(1,050)	-	-	(23,311)
Outsourced services	-	(598)	(4,620)	(1,510)	-	-	(6,728)
Rentals/insurance/condominium/water/energy	-	(4)	(606)	-	-	-	(610)
Allowance for credit losses	-	-	-	-	(4,559)	-	(4,559)
Marketing expenses / events	-	(4,901)	-	(1)	-	-	(4,902)
Software license	-	(1,234)	(3,313)	(848)	-	-	(5,395)
Commissions	-	(1,890)	(5)	-	-	-	(1,895)
Communication	-	-	(457)	-	-	-	(457)
Travel expenses	-	(58)	(232)	(9)	-	-	(299)
Other expenses	-	-	(514)	(437)	-	-	(951)
Earn-out	-	-	-	-	-	(84)	(84)
Result of disposal of assets	-	-	-	-	-	(9)	(9)
Other income and expenses, net	-	-	-	-	-	3,905	3,905
Total expenses by nature	(194,639)	(28,075)	(30,602)	(12,514)	(4,559)	3,812	(266,577)

34

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

	For the three months period ended September 30, 2023
	Cost of services	Sales and marketing expenses	General administrative expenses	Research and development expenses	Allowance for credit losses	Other income and expenses, net	Total
Personnel expenses
Salary	(3,813)	(9,292)	(8,729)	(3,068)	-	-	(24,902)
Benefits	(1,117)	(1,864)	(1,582)	(1,682)	-	-	(6,245)
Compulsory contributions to social security	(1,110)	(2,681)	(2,874)	(2,990)	-	-	(9,655)
Compensation	(71)	(210)	(45)	(186)	-	-	(512)
Provisions (vacation/13th salary)	(1,030)	(2,162)	(1,579)	(2,231)	-	-	(7,002)
Provision for bonus and profit sharing	(556)	(1,887)	(2,605)	(1,828)	-	-	(6,876)
Other	-	(92)	(560)	(34)	-	-	(686)
Total	(7,697)	(18,188)	(17,974)	(12,019)	-	-	(55,878)

Costs with operators/Other costs	(122,877)	-	-	-	-	-	(122,877)
Depreciation and amortization	(17,088)	(423)	(4,363)	(1,341)	-	-	(23,215)
Outsourced services	-	(900)	(3,217)	(12)	-	-	(4,129)
Rentals/insurance/condominium/water/energy	-	(4)	(205)	(12)	-	-	(221)
Allowance for credit losses (i)	-	-	-	-	(2,654)	-	(2,654)
Marketing expenses / events (ii)	-	(6,724)	(1)	-	-	-	(6,725)
Software license	-	(677)	(3,440)	(993)	-	-	(5,110)
Commissions	-	(1,830)	(6)	(100)	-	-	(1,936)
Communication (ii)	-	(21)	105	(226)	-	-	(142)
Travel expenses	-	(190)	35	(89)	-	-	(244)
Other expenses	-	(295)	(630)	(106)	-	-	(1,031)
Earn-out	-	-	-	-	-	(631)	(631)
Result of disposal of assets	-	-	-	-	-	(348)	(348)
Other income and expenses, net	-	-	-	-	-	(258)	(258)
Total expenses by nature	(147,662)	(29,252)	(29,696)	(14,898)	(2,654)	(1,237)	(225,399)

(i) The 2023 was restated (Note 1 - b) to reflect the adjustment to the provisional amounts.

(ii) The Company reclassified some comparative balances for better presentation and comparability with the current period, without any impact on its result, without changes in the totalizing subgroups and without impact on the assessment of covenants.

35

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

	For the nine months period ended September 30, 2024
	Cost of services	Sales and marketing expenses	General administrative expenses	Research and development expenses	Allowance for credit losses	Other income and expenses, net	Total
Personnel expenses
Salary	(10,722)	(27,951)	(21,577)	(2,650)	-	-	(62,900)
Benefits	(3,967)	(5,459)	(5,368)	(4,526)	-	-	(19,320)
Compulsory contributions to social security	(2,990)	(7,999)	(9,290)	(8,806)	-	-	(29,085)
Compensation	(63)	(706)	(197)	(324)	-	-	(1,290)
Provisions (vacation/13th salary)	(2,738)	(6,243)	(5,244)	(6,596)	-	-	(20,821)
Provision for bonus and profit sharing	(1,492)	(5,803)	(13,232)	(7,318)	-	-	(27,845)
Other	(2)	(466)	(781)	(124)	-	-	(1,373)
Total	(21,974)	(54,627)	(55,689)	(30,344)	-	-	(162,634)

Costs with operators/Other costs	(395,929)	-	-	-	-	-	(395,929)
Depreciation and amortization	(52,139)	(1,269)	(12,896)	(3,363)	-	-	(69,667)
Outsourced services	-	(2,175)	(14,543)	(3,475)	-	-	(20,193)
Rentals/insurance/condominium/water/energy	-	(4)	(783)	-	-	-	(787)
Allowance for credit losses	-	-	-	-	(11.454)	-	(11,454)
Marketing expenses / events	-	(13,738)	-	(1)	-	-	(13,739)
Software license	-	(3,806)	(7,343)	(2,753)	-	-	(13,902)
Commissions	-	(4,740)	(5)	-	-	-	(4,745)
Communication	-	(59)	(1,113)	(790)	-	-	(1,962)
Travel expenses	-	(520)	(630)	(62)	-	-	(1,212)
Other expenses	-	(497)	(2,163)	(593)	-	-	(3,253)
Earn-out	-	-	-	-	-	(10.245)	(10,245)
Result of disposal of assets	-	-	-	-	-	(144)	(144)
Other income and expenses, net	-	-	-	-	-	(205)	(205)
Total expenses by nature	(470,042)	(81,435)	(95,165)	(41,381)	(11.454)	(10.594)	(710,071)

36

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

	For the nine months period ended September 30, 2023
	Cost of services	Sales and marketing expenses	General administrative expenses	Research and development expenses	Allowance for credit losses	Other income and expenses, net	Total
Personnel expenses
Salary	(11,571)	(28,472)	(26,096)	(773)	-	-	(66,912)
Benefits	(3,195)	(5,543)	(5,033)	(4,801)	-	-	(18,572)
Compulsory contributions to social security	(3,269)	(8,141)	(9,168)	(8,286)	-	-	(28,864)
Compensation	(86)	(581)	(1,103)	(274)	-	-	(2,044)
Provisions (vacation/13th salary)	(2,164)	(6,548)	(5,408)	(6,854)	-	-	(20,974)
Provision for bonus and profit sharing	(1,204)	(4,952)	(8,004)	(5,555)	-	-	(19,715)
Other	(9)	(255)	(1,944)	(153)	-	-	(2,361)
Total	(21,498)	(54,492)	(56,756)	(26,696)	-	-	(159,442)

Costs with operators/Other costs	(300,899)	-	-	-	-	-	(300,899)
Depreciation and amortization (i)	(47,896)	(1,272)	(12,896)	(2,472)	-	-	(64,536)
Outsourced services	-	(2,560)	(14,621)	(5,085)	-	-	(22,266)
Rentals/insurance/condominium/water/energy	-	(10)	(700)	(357)	-	-	(1,067)
Allowance for credit losses (i)	-	-	-	-	(24,631)	-	(24,631)
Marketing expenses / events(ii)	-	(13,912)	(274)	-	-	-	(14,186)
Software license	-	(2,225)	(10,026)	(3,978)	-	-	(16,229)
Commissions	-	(4,346)	(12)	(204)	-	-	(4,562)
Communication(ii)	-	(94)	(437)	(446)	-	-	(977)
Travel expenses	-	(662)	(363)	(230)	-	-	(1,255)
Other expenses	-	(1,928)	(2,406)	(543)	-	-	(4,877)
Earn-out	-	-	-	-	-	(631)	(631)
Result of disposal of assets	-	-	-	-	-	(605)	(605)
Other income and expenses, net	-	-	-	-	-	(537)	(537)
Total expenses by nature	(370,293)	(81,501)	(98,491)	(40,011)	(24,631)	(1,773)	(616,700)

(i) The 2023 was restated (Note 1 - b) to reflect the adjustment to the provisional amounts.

(ii) The Company reclassified some comparative balances for better presentation and comparability with the current period, without any impact on its result, without changes in the totalizing subgroups and without impact on the assessment of covenants.

.

37

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)
19.	Financial Income (Expenses)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Finance expenses
Interest on loans and financing	(5,158)	(4,439)	(12,031)	(14,282)
Interest on Debentures	(658)	(803)	(2,086)	(3,370)
Discount	(3,943)	(3,511)	(12,564)	(11,192)
Foreign exchange losses	2,673	(5,943)	(15,158)	(9,680)
Bank expenses and IOF (tax on financial transactions)	(1,958)	(922)	(4,160)	(2,180)
Other financial expenses (ii)	(4,507)	(2,579)	(15,441)	(1,695)
Interests on leasing contracts	(131)	(88)	(458)	(300)
Loss on derivative instrument	(7,905)	-	(41,153)	(837)
Inflation adjustment	(1,100)	(1,022)	(3,435)	(1,531)
Interest and adjustment to present value (APV) on liabilities from acquisition (i)	(9,926)	(578)	(31,296)	(11,504)
Total financial expenses	(32,613)	(19,885)	(137,782)	(55,734)
Finance income
Interest	2	129	89	133
Foreign exchange gain	3,184	6,559	3,986	8,643
Interests on financial instrument	401	1,433	1,091	4,645
Other financial income	7,504	(489)	10,726	1,467
Gain on derivative instrument (ii)	51,674	837	51,711	-
Interest and adjustment to present value (APV) on liabilities from acquisition (i)	160	51	2,831	244
Total finance income	62,925	8,520	70,434	15,132
Net finance costs	30,313	(11,365)	(67,348)	(40,602)

(i) The amount is related to the monetary correction provision of Earn-out amounts.

(ii) The 2023 was restated (Note 1 - b) to reflect the adjustment to the provisional amounts.

20.	Income tax and social contribution

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Deferred taxes on temporary differences and tax losses	7,335	7,323	37,429	26,962
Current tax expenses	(3,071)	(1,013)	(7,998)	(4,019)
Tax (income) expense	4,264	6,310	29,431	22,943

38

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)
20.1.	Reconciliation between the nominal income tax and social contribution rate and effective rate

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Income before income tax and social contribution	48,185	(18,167)	(49,175)	(66,739)
Basic rate	34%	34%	34%	34%
Income tax and social contribution	(16,383)	6,177	16,720	22,691
Tax incentives	3,889	-	11,050	-
Net operating loss carryforward not recorded from subsidiaries	(1,278)	1,504	(4,471)	7,473
Bonus	(2,121)	-	(2,299)	(508)
Gain/Loss on derivative instrument	7,702	-	(3,590)	-
Provision for Doubtful Accounts	-	(3,572)	-	(3,572)
Others	(1,913)	2,201	(2,347)	(3,141)
Write-off of previously recognized deferred tax assets	14,368	-	14,368	-
Tax benefit (expense)	4,264	6,310	29,431	22,943
Effective rate	(8.85%)	34.73%	59.85%	34.38%

20.2.	Breakdown and Changes in deferred income tax and social contribution

	September 30, 2024	December 31, 2023
Deferred tax assets
Provision for labor, tax and civil risk	-	13,551
Allowance for doubtful accounts	5,927	4,781
Tax losses and negative basis of social contribution tax	41,273	8,059
Provision for compensation or renegotiation from acquisitions	38,392	34,908
Goodwill impairment	33,059	33,059
Customer portfolio and platform	28,057	16,154
Other temporary differences	9,477	8,244
Total deferred tax assets	156,185	118,756
Deferred Tax liabilities
Goodwill	(26,785)	(26,785)
Total deferred tax liabilities	(26,785)	(26,785)
Net deferred tax	129,400	91,971
Deferred taxes – assets	129,400	91,971
Deferred taxes – liabilities	-	-

39

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

Balance at December 31, 2023	91,971
Additions	50,980
Reversals	(13,551)
Balance at September 30, 2024	129,400

40

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

21.	Earnings per share

The calculation of basic earnings per share is calculated by dividing loss of the period by the weighted average number of common shares existing during the period. Diluted earnings per share are calculated by dividing net income for the period by weighted average number of common shares existing during the period plus weighted average number of common shares that would be issued upon conversion of all potentially dilutive common shares into common shares.

For the nine months period September 30, 2024 and 2023, the number of shares used to calculate the diluted net loss per share of common stock attributable to common shareholders is the same as the number of shares used to calculate the basic net loss per share of common stock attributable to common shareholders for the period presented because potentially dilutive shares would have been antidilutive if included in the calculation. The tables below show data of loss and shares used in calculating basic and diluted earnings per share.

Nine months period ended September 30 (Restated)*
	2024	2023
Basic and diluted earnings per share
Numerator
Loss of the period assigned to Company’s shareholders	(19,798)	(44,008)
Denominator
Weighted average for number of common shares	49,949,495	41,659,616
Class A common stock subject to future vesting	-	(2,129,223)
	49,949,495	39,530,393

Basic and diluted loss per share (in reais)	(0.396)	(0.001)

41

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

22.	Risk management and financial instruments

22.1.	Classification of financial instruments

The classification of financial instruments is presented in the table below:

	September 30, 2024					December 31, 2023
	Amortized cost	Fair value through profit or loss	Level 1	Level 2	Level 3	Amortized cost	Fair value through profit or loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	102,662	-	-	-	-	63,742	-	-	-	-
Restricted cash	6,072	-	-	-	-	6,403	-	-	-	-
Trade accounts receivable	195,882	-	-	-	-	148,784	-	-	-	-
Total assets	304,616	-	-	-	-	218,929	-	-	-	-
Liabilities
Loans and financing	116,927	-	-	-	-	87,796	-	-	-	-
Trade and other payables	437,435	-	-	-	-	353,998	-	-	-	-
Derivative financial instruments	-	38,599	-	-	38,599	-	-	-	-	-
Liabilities from acquisition	280,744	-	-	-	-	292,152	-	-	-	-
Total liabilities	835,106	38,599	-	-	38,599	733,946	-	-	-	-

42

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

22.1.1.       Level 3 measurement

The fair value of returns from private placement investments is determined using unobservable inputs, therefore it is classified at the level 3 of the fair value hierarchy. The main assumptions used in the measurement of the fair value of the derivative financial instruments of measurement are presented below.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable and fair value measurement
Derivative financial instruments	Black-Scholes model.: The valuation model considered inputs including volatility of the share price, time to expiration, risk-free interest rate	The observable inputs are historical volatility for the shares’ historical prices does not represent current market participants' expectations about the future volatility.	The estimated fair value would increase (decrease) if: The volatility of the Company's market cap or the occurrence of a trigger event within 36 months of the investment contract's closing date.

Sensitivity analysis of fair value measurements:

September 30, 2024
Variable	DB Value	+10% Shock	-10% Shock	Return (+10%)	Return (-10%)
Volatility of the Asset	86.27%	94.90%	77.65%	40,947	36,370
USD Risk Free	4.88%	5.37%	4.39%	38,856	38,453
USD/BRL Exchange Rate	5.45	5.99	4.90	42,573	34,832

43

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)
22.2.	Financial risk management

The main financial risks to which the Company and its subsidiaries are exposed when conducting their activities are:

(a)	Credit risk

It results from any difficulty in collecting the amounts of services provided to the customers. The Company and its subsidiaries are also subject to credit risk from their interest earning bank deposits. The credit risk related to the provision of services is minimized by a strict control of the customer base and active delinquency management by means of clear policies regarding the concession of services. There is no concentration of transactions with customers and the default level is historically very low. In connection with credit risk relating to financial institutions, the Company and its subsidiaries seek to diversify such exposure among financial institutions.

Credit risk exposure

The book value of financial assets represents the maximum credit exposure. The maximum credit risk exposure on financial information date was:

	September 30, 2024	December 31, 2023
Cash and cash equivalents	102,662	63,742
Restricted cash	6,072	6,403
Trade accounts receivable	195,882	148,784
Total	304,616	218,929

The Company determines its allowance for expected credit losses by applying a loss rate calculated on historical effective losses on sales.

Additionally, the Company considers that accounts receivable had a significant increase in credit risk and provides for:

●	All notes receivable past due for more than 180 days;
●	Notes subject to additional credit analysis presenting indicators of significant risks of default based on ongoing renegotiations, failure indicators or judicial recovery ongoing processes and customers with relevant evidence of cash deteriorating situation.

44

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

(b)	Market Risk

Interest rate and inflation risk: Interest rate risk arises from the portion of debt and interest earning bank deposits remunerated at CDI (Interbank Deposit Certificate) rate, which may adversely affect the financial income or expenses in the event an unfavorable change in interest and inflation rates takes place.

(c)	Operations with derivatives

The Company uses derivative financial instruments to hedge against the risk of a trigger event of Bobsin Corp investment agreement being consummated. Therefore, they are not speculative. The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is executed and are subsequently remeasured to their fair value. Changes in the fair value of any of these derivative instruments are immediately recognized in the statement of profit or loss under “net financial cost”. As of September 30, 2024, the Company has an obligation of R$ 38,599 (R$0 on December 31, 2023) registered as derivative financial instruments.

(d)	Liquidity risk

The liquidity risk consists of the risk of the Company not having sufficient funds to settle its financial liabilities. The Company’s and its subsidiaries’ cash flow and liquidity control are closely monitored by Company’s Management, so as to ensure that cash operating generation and previous fund raising, as necessary, are sufficient to maintain the payment schedule, thus not generating liquidity risk for the Company and its subsidiaries.

We are committed to and have been taking all the necessary actions that we consider necessary to enable the Company to obtain the funding to ensure it will continue its regular operations in the next twelve months, including raising new credit lines and/or issuing new equity, among other alternatives.

We present below the contractual maturities of financial liabilities including payment of estimated interest.

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Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

Non-derivative financial liabilities	Book value	Contractual cash flow	Up to 12 months	1–2 years	2–3 years	> 3 years
Loans, borrowings and debentures	116,927	106,086	39,274	38,594	28,218	-
Trade and other payables	437,435	437,435	437,435	-	-	-
Liabilities from acquisitions	280,744	326,315	112,250	87,486	66,099	60,480
Lease liabilities	3,253	3,706	2,076	1,304	326	-
Total	838,359	873,542	591,035	127,384	94,643	60,480

(e)	Capital management

The Company's capital management aims to ensure that an adequate credit rating is maintained, as well as a capital relationship, so as to support Company's business and leverage shareholders' value.

The Company controls its capital structure by adjusting it to the current economic conditions. In order to maintain an adjusted structure, the Company may pay dividends, return capital to the shareholders, obtain funding from new loans, issue promissory notes and contract derivative transactions.

The Company considers its net debt structure as loans and financing less cash and cash equivalents. The financial leverage ratios are summarized as follows:

	September 30, 2024	December 31, 2023
Loans and borrowings	116,927	87,796
Cash and cash equivalents	(102,662)	(63,742)
Net debt	14,265	24,054
Total equity	885,624	888,810
Net debt/equity (%)	0.02	0.03

23.	Related Parties

Related parties transactions are carried out under conditions and prices established by the parties, the intercompany transactions are eliminated in consolidation.

As of September 30, 2024, the Company has in trade and other payables R$93,251 (R$89,594 as of December 31, 2023) with shareholder Twilio Inc. related to agreement established between the Company and Twilio Inc. which establish for the reimbursement of SMS costs. During the nine months period ended September 30, 2024, the Company in profit or loss the total amount of R$ 11,897 (R$10,870 for the nine months period ended September 30, 2023).

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Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

As of September 30, 2024, the Company has Reserves Capital R$49,159 (R$0 as of December 31, 2023) with shareholder Cassio Bobsin related to a return on a private placement investment.

24.	Events after the reporting period

On October 09, 2024, Zenvia Brazil entered into an agreement with Banco BTG Pactual S.A. for a Commercial Notes, in the aggregate amount of R$25,000, establishing an amortization schedule comprised of 18 installments, six months of grace period and 12 installments of principal.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 18, 2024

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer